Filed by Templeton Developing Markets Trust

Pursuant to Rule 425 under Securities Act of 1933.

Subject Company: Templeton Global Investment Trust on behalf of

Templeton BRIC Fund

File No. 333-208267

                           SPECIAL MEETING OF SHAREHOLDERS HAS BEEN ADJOURNED TO

                             APRIL 12, 2016 AND OUR RECORDS INDICATE THAT YOU HAVE

                NOT YET VOTED ON A CRITICAL PROPOSAL

Templeton BRIC Fund

a series of Templeton Global Investment Trust

URGENT PROXY VOTING REQUEST

Dear Shareholder:

We are writing to inform you that the Special Meeting of Shareholders for the Templeton BRIC Fund to be held on March 22, 2016 has been adjourned to April 12, 2016 to allow additional time for proxy solicitation. To date, your fellow shareholders have voted overwhelmingly “In Favor” of the proposal, however, additional shareholder participation is needed before the adjourned meeting takes place.   We have made numerous attempts to reach you by mail and/or phone in the last several weeks.  Our records indicate that we have not received your vote. Accordingly, we are asking you to please take a moment right now to submit your vote.

Voting is quick and easy. Please vote now using one of these methods	1. Vote By Internet
Please visit the website noted on the enclosed proxy voting card and follow the online instructions.
2. Vote by Touch-Tone Phone
Please call the toll-free number printed on the enclosed proxy voting card and follow the recorded instructions. The service is available 7 days a week, 24 hours a day.
3. Vote by Mail
Please mail your signed proxy voting card(s) in the postage-paid envelope.

WE NEED Y OU TO VOTE AS SOON AS POSSIBLE.

The Board of Trustees recommends that you vote “FOR” the proposal.

If you have already voted, thank you for your response.  If you have any further questions, please contact our Proxy Solicitor, Boston Financial Data Services, toll free at 1-844-700-1480.  In addition, all proxy materials are conveniently available online at the website noted on the enclosed proxy voting card.  We appreciate your immediate attention.

Thank you in advance for your participation.